Via Facsimile and U.S. Mail
Mail Stop 6010


June 3, 2005


Mr. John D. Stanton
Chief Executive and Chief Financial Officer
Nanobac Pharmaceuticals, Inc.
2727 Martin Luther King Jr. Boulevard
Suite 850
Tampa, FL  33607

Re:	Nanobac Pharmaceuticals, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 033-80612

Dear Mr. Stanton:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year-ended December 31, 2004

Management`s Discussion and Analysis

2004 Compared to 2003

Selling, General and Administrative, page 22

1. We note that you have included within selling, general and administrative expenses for the years ended December 31, 2004 and 2003, $2.6 million and $.75 million, respectively, in charges for stock issued as part of the Plan of Reorganization, which was confirmed by the Bankruptcy Court in 2002. Please provide to us management`s basis for determining these expenses appropriately were included in the 2004 and 2003 Consolidated Statement of Operations and not part of the application of fresh-start accounting upon emergence of bankruptcy.

2. It appears that the measures, "SG&A expenses net of charges for stock issuances" and "Loss from continuing operations excluding non-cash items" disclosed in your financial statements are non-GAAP financial measures. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

?	There is a past pattern of these items occurring in each
reporting period;
?	The financial impact of these items will not disappear or
become
immaterial in the future; and
?	There is no unusual reason that the company can substantiate to
identify the special nature of these items.

These attributes raise significant questions about management`s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10(h) of
Regulation S-B. Please refer to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please describe to us how your current disclosures comply with the provisions of Item 10 of Regulation S-B.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting
Policies

Intangible Assets and Goodwill, page F-7

3. We note that you have a significant amount of intangible assets consisting of patents and product rights, which resulted from the NanobacLabs Pharmaceuticals (NanobacLabs) and Nanobac OY. Please provide to us a disaggregation of the amounts assigned to patents and products rights by individual drug or research program.

Net Loss per Share, page F-8

4. We note your presentation and calculation of the basic and fully dilutive shares outstanding. Please provide to us why you have included a reconciling item, "Treasury stock which could be purchased" and how this presentation and your calculation of the weighted average common stock equivalents complies with SFAS 128, Earnings per Share.

Note 2. Acquisition

NanobacLabs Pharmaceuticals, Inc., page F-11

5. We note from your 10-KSB/A filed on March 30, 2004 that there was
$5,815,393 in goodwill and $2,200,000 in deferred tax liability included in the assets acquired and liabilities assumed in the NanobacLabs acquisition. On page F-11 of the 10-KSB under review you state there is $3,615,393 in goodwill and no deferred liability associated with this acquisition. It appears that the deferred tax liability was netted from the goodwill acquired. Tell us your basis in GAAP for netting these items.

Nanobac OY, page F-12

6. Within your Form 8-K dated November 11, 2003, management stated that financial statements of Nanobac OY were not available at the time yet would file the financial statements as soon as practicable by amending the Form 8-K. Please file the financial statements of Nanobac OY or tell us why financial statements are not required.

Note 10.  Stockholders` equity,

Common Stock, Preferred Stock and Warrant Issuances, page F-18

7. Please provide to us management`s basis for the current accounting treatment for the stock issued upon entering into the Subscription Agreements entered into during 2004. Please identity the authoritative literature relied upon. Please specifically address the applicability and your compliance with SFAS 150, Accounting for
Certain Financial Instruments with Characteristics of both Liabilities and Equity, and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company`s Own Stock.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. John D. Stanton
Nanobac Pharmaceuticals, Inc.
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